02058096

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Credit Suisse First Boston Mortgage Securities Corp.	**0000802106**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, September25, 2002 Home Equity Pass-Through Certificates, Series 2002-3	~~333-77054~~ 333-37616
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CREDIT SUISSE FIRST BOSTON
MORTGAGE SECURITIES CORP.

By: Helaine Hebble
Name: Helaine Hebble
Title: Senior Vice President

Dated: September ___, 2002

DERIVED INFORMATION [09/16/02]

[175,000,100] Bonds Offered (Approximate)

HEMT Series 2002-3

Credit Suisse First Boston Mortgage Securities Corp.
Depositor

JPMorgan Chase Bank
Trustee

The information contained in the attached materials is referred to as the "Information".

The Information has been provided by Credit Suisse First Boston. Neither the Issuer of the certificates nor any of its affiliates makes any representation as to the accuracy or completeness of the Information herein. The Information contained herein is preliminary and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The Information contained herein will be superseded by the description of the mortgage pool contained in the prospectus supplement relating to the certificates.

The Information addresses only certain aspects of the applicable certificate's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the certificate. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances.

Although a registration statement (including the prospectus) relating to the certificates discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the certificates discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of the certificates discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the certificates discussed in this communication for definitive Information on any matter discussed in this communication. Any investment decision should be based only on the data in the prospectus and the prospectus supplement ("Offering Documents") and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. A final prospectus and prospectus supplement may be obtained by contacting the Credit Suisse First Boston Trading Desk at (212) 538-8373.

HEMT SERIES 2002-3

[175,000,100] (Approximate)

Mortgage Pass-Through Certificates, Series 2002-3

Pricing Information

Offered Certificates (1):

Class	Approximate Certificate Balance ($)	Bond Type	Coupon (2)	WAL (Years)	Proposed Ratings (S&P/Moody's)
A-1(5)	[59,000,000]	Senior/Adj	LIBOR + []%	[0.86]	AAA/Aaa
A-2	[50,000,000]	Senior/Fixed	[]%	[2.90]	AAA/Aaa
A-3 (5)	[31,250,000]	Senior/Fixed	[]%	[7.79]	AAA/Aaa
A-R (4)	[100]	Senior/Residual	Net WAC	N/A	AAA/N/A
M-1	[17,500,000]	Mezzanine/Adj	LIBOR + []%	[6.55]	AA/Aa2
M-2	[10,500,000]	Mezzanine/Adj	LIBOR + []%	[6.55]	A/A2
B	[6,750,000]	Subordinate/Adj	LIBOR + []%	[6.55]	BBB/Baa2
Total	[175,000,100]				

Non-Offered Certificates:

Class	Approximate Certificate Balance ($)	Bond Type	Coupon	WAL (Years)	Proposed Ratings (S&P/Moody's)
X-1	[0]	Subordinate	Variable	N/A	N/A
X-2	[0]	Charged Off Loans	0.00%	N/A	N/A
P (3)	[100]	Subordinate	Net WAC	N/A	N/A

(1) The collateral ramp assumes [6%] CPR increasing to [20%] CPR in month [12]. Bonds are priced to call. Initial class balances will be +/- 10% of that indicated.
(2) A Net Funds Cap caps the coupons on the offered Certificates.
(3) Receives the prepayment penalties collected on the mortgage loans.
(4) Non-economic residual with the tax liabilities of the REMIC.
(5) It is expected that Financial Security Assurance Inc. will wrap a portion of the seniors.

SUMMARY TERMS

Underwriters:	Credit Suisse First Boston Corporation
Depositor:	Credit Suisse First Boston Mortgage Securities Corporation
Servicers:	Wilshire Credit Corporation, Ocwen Federal Bank FSB, Washington Mutual Bank, FA
Trustee:	JPMorgan Chase Bank
Cut-off Date:	[September 1, 2002] for the initial Mortgage Loans.
Deal Settlement:	On or about [September 26, 2002]
Investor Settlement:	On or about [September 27, 2002]
Distribution Dates:	25th day of each month (or the next succeeding business day), beginning in October 2002
Accrual Periods:	With regard to the Offered Certificates, except the Class A-R, Class A-2 and Class A-3 (i) for any Distribution Date, other than the Distribution Date in October 2002, the period commencing on the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date and (ii) for the Distribution Date in October 2002, the period commencing on the Deal Settlement Date through October 24, 2002. With regard to the Class A-R, Class A-2 and Class A-3 Certificates, the calendar month immediately preceding the month in which such Distribution Date occurs.
Delay Days:	[24 days with respect to the Class A-R, Class A-2 and Class A-3 Certificates and 0 days with respect to the other Offered Certificates.]
Pricing Prepayment Speed:	100% of the prepayment assumption (the "PPC") describes prepayments starting at [6%] CPR in month 1, increasing by approximately [1.27%] CPR per month to [20%] CPR in month 12, and remaining at [20%] CPR thereafter.
Certificate Ratings:	S&P and Moody's rate the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2, Class B and Class A-R Certificates as follows: Class A-1: AAA/Aaa Class A-2: AAA/Aaa Class A-3: AAA/Aaa Class M-1: AA/Aa2 Class M-2: A/A2 Class B: BBB/Baa2 Class A-R: AAA/N/A
Prefunding Amount:	[TBD]
Capitalized Interest Account	[TBD]
Offered Certificates:	The Class A-1, Class A-2, Class A-3, Class A-R, Class M-1, Class M-2 and Class B Certificates
ERISA Eligibility:	Subject to the considerations and conditions described in the Prospectus and Prospectus Supplement. It is expected that the Class A-1, Class A-2, Class A-3, Class M-1, Class M-2 and Class B Certificates may be

purchased by employee benefit plans that are subject to ERISA.

SMMEA Treatment:	The Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA.
Origination Disclosure Practices:	Some of the mortgage loans are subject to special rules, disclosure requirements and other regulatory provisions because they are high cost loans. Purchasers or assignees of these high cost loans, including the trust, could be exposed to all claims and defenses that the mortgagors could assert against the originators of the mortgage loans. Remedies available to a mortgagor include monetary penalties, as well as rescission rights if the appropriate disclosures were not given as required or if other violations occurred.
Taxation:	REMIC.
Optional Termination:	[10%] optional clean-up call.
Maximum Pool Balance:	The aggregate of the initial principal balance of the Mortgage Loans plus the Prefunding Amount.
Coupon Step-up:	If the optional clean-up call is not exercised, the pass-through rate on the Offered Certificates will be increased by (1) the lesser of (a) 50 basis points and (b) the initial pass-through margin with respect to the Class A-1 Certificates; (2) by the lesser of (x) 50 basis points and (y) half the initial pass through margin with respect to the Class M-1, Class M-2, and Class B Certificates; and (3) by 50 basis points with respect to the Class A-2 and Class A-3 Certificates.
Pass-through Rate:	For the Offered Certificates other than the Class A-R, Class A-2 and Class A-3 Certificates, the lesser of (i) One-Month LIBOR plus the applicable margin, (ii) the Maximum Interest Rate and (iii) the Net Funds Cap. For the Class A-2 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-3 Certificates, the lesser of [%] and the Net Funds Cap. For the Class A-R Certificates, the Net Funds Cap.
Net Funds Cap:	With respect to each Distribution Date, a fraction, expressed as a percentage, obtained by dividing (x) the amount of interest which accrued on the Mortgage Loans minus the sum of: (i) the servicing fee, (ii) the trustee fee amount, (iii) the loss mitigation advisor fee, and (iv) the premium due for the certificate guaranty insurance policy, by (y) the product of (i) the aggregate collateral balance of the Mortgage Loans as of the immediately preceding Distribution Date and (ii) (a) 1/12 in the case of the Class A-2 and Class A-3 Certificates (b) the actual number of days in the immediately preceding interest accrual period divided by 360 in the case of the other Offered Certificates.
Basis Risk Carry Forward Amount:	If on any Distribution Date, the Pass-Through Rate for a Class of Offered Certificates, except the Class A-2 and Class A-3 is based on the Net Funds Cap, the excess of (i) the amount of interest such Class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net Funds Cap, up to the Maximum Interest Rate, over (ii) the amount of interest such Class of Certificates received on such Distribution Date based on the Net Funds Cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net Funds Cap) is the "Basis Risk Carry Forward Amount" on such Class of Certificates. The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Carry Forward Amount.
Maximum Interest Rate:	A rate equal to (i) the weighted average of the mortgage rates less (ii) the servicing fee, the trustee fee and credit risk manager fee.
Principal and Interest Advancing:	Each servicer will be obligated to make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent deemed recoverable (as described in the Prospectus Supplement).
Accrued Certificate Interest:	For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Principal Balance.

Interest Carry Forward Amount: For each Class of Offered Certificates, on any Distribution Date, shall equal the sum of (i) the excess of (x) the Accrued Certificate Interest for such Class with respect to prior Distribution Dates (excluding any Basis Risk Carry Forward Amount with respect to such Class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (y) the amount actually distributed to such Class with respect to interest on such prior Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such Class.

Credit Enhancement:

1. Excess cashflow
2. Overcollateralization.
3. Subordination (see table below).

Class	Expected Initial Credit Enhancement*	Expected Initial Target Credit Enhancement*	Expected Final Target Credit Enhancement**
A	[19.86]%	[23.61]%	[47.21]%
M-1	[9.86]%	[13.61]%	[27.21]%
M-2	[3.86]%	[7.61]%	[15.21]%
B	[0.00]%	[3.75]%	[7.50]%

* Prior to stepdown date, based on Maximum Pool Balance.

** On or after stepdown date, based on current pool balance.

Overcollateralization:

1. Before the Stepdown Date, the required overcollateralization amount is initially [3.75]% of the Maximum Pool Balance.
2. On and after the Stepdown Date, the required overcollateralization amount is [7.50]% of the outstanding pool balance (subject to a Trigger Event).
3. The required overcollateralization amount is subject to a floor of [0.50]% of the Maximum Pool Balance.
4. On any Distribution Date on or after the Stepdown Date, if a Trigger Event occurs or is continuing, the required overcollateralization amount will be equal to the required overcollateralization amount in effect for the Distribution Date immediately preceding such Distribution Date.

Senior Enhancement Percentage: With respect to any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Principal Balance of the Class M-1, Class M-2 and Class B Certificates and (ii) the overcollateralization amount, in each case after giving effect to payments on such Distribution Date, by (y) the aggregate collateral balance for such Distribution Date.

Stepdown Date: The later to occur of (i) the Distribution Date in [October] 2005 and (ii) the first Distribution Date on which the Senior Enhancement Percentage (before giving effect to payments on the certificates on such distribution date) is greater than or equal to [47.21]%.

Trigger Event: A Trigger Event will be in effect for any Distribution Date if (a) the Delinquency Rates for each of the three (or one and two, in the case of the first and second distribution dates, respectively) immediately preceding months equals or exceeds [TBD] of the Senior Enhancement Percentage for such Distribution Date or (b) the cumulative realized losses on the mortgage loans exceed the percentage of the Maximum Pool Balance for that distribution date as specified below:

Distribution Date	Percentage of Maximum Pool Balance
Oct. 2002 – Sept. 2005	N/A
Oct. 2005 – Sept. 2006	[TBD]
Oct. 2006 – Sept. 2007	[TBD]
Oct. 2007 – Sept. 2008	[TBD]
Oct. 2008 – Sept. 2009	[TBD]
Oct. 2009 and thereafter	[TBD]

Registration: The Offered Certificates, other than the Class A-R Certificates, will be available in book-entry form through DTC, Clearstream, Luxembourg and Euroclear.

Source for Calculation of One-Month LIBOR: Telerate Page 3750.

Distributions to Certificate holders:

I. The Interest Remittance Amount will be distributed on each Distribution Date as follows:

1. To FSA, any premium due for the certificate guaranty insurance policy;
2. Concurrently, to the Class A-1, Class A-2, Class A-3, Class A-R and Class P Certificates, Accrued Certificate Interest and any Interest Carry Forward Amounts for such Classes, *pro rata*;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. To the Class M-1 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
5. To the Class M-2 Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
6. To the Class B Certificates, Accrued Certificate Interest and any Interest Carry Forward Amount for such Class;
7. For application as part of monthly excess cash flow.

II. Collections of principal before the Stepdown Date, or during a Trigger Event, will be allocated in the following priority:

1. Commencing on the distribution date in January 2008 or thereafter, to the Class P Certificates until the Class Principal Balance of such class has been reduced to zero.
2. First to the Class A-R Certificates, until the Class Principal Balance thereof has been reduced to zero, and then sequentially, to the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the respective Class Principal Balances are reduced to zero.
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, until the respective Class Principal Balances are reduced to zero; and
5. For application as part of monthly excess cash flow.

III. Collections of principal on and after the Stepdown Date and assuming no Trigger Event is in effect will be allocated in the following priority:

1. Commencing on the distribution date in January 2008 or thereafter, to the Class P Certificates until the Class Certificate Balance of such class has been reduced to zero.
2. Sequentially, to the Class A-1, Class A-2, and Class A-3 Certificates, in that order, in accordance with the Target Credit Enhancement percentages;
3. To FSA, any reimbursement for amounts paid under the certificate guaranty insurance policy, together with interest thereon at the rate set forth in the pooling and servicing agreement;
4. Sequentially, to the Class M-1, Class M-2 and Class B Certificates, in that order, in accordance with the Target Credit Enhancement percentages for each class; and
5. For application as part of each month's excess cash flow.

IV. Any amount remaining after distributions in clauses I, II and III above shall be distributed to the certificates in the following order of priority:

1. For the first Distribution Date, [100]% of the excess interest defined here in IV will be released to the Class X-1 Certificates.

2. a) Prior to the Stepdown Date or if a Trigger Event has occurred or is continuing, until the required overcollateralization amount is reached, according to clause II above; or
   b) On or after the Stepdown Date, provided no Trigger Event is in effect, until the required overcollateralization amount is reached, according to clause III above;
3. To the Class M-1 Certificates, any unpaid realized loss amounts for such Class;
4. To the Class M-2 Certificates, any unpaid realized loss amounts for such Class;
5. To the Class B Certificates, any unpaid realized loss amounts for such Class;
6. To the Class A-1 Certificates, any Basis Risk Carry Forward Amounts, for such Class;
7. To the Class M-1 Certificates, any Basis Risk Carry Forward Amounts for such Class;
8. To the Class M-2 Certificates, any Basis Risk Carry Forward Amounts for such Class;
9. To the Class B Certificates, any Basis Risk Carry Forward Amounts for such Class;
10. To the Basis Risk Reserve Fund, any amounts required to be paid thereto;
11. To the Class X-1 Certificates, the amount distributable thereon pursuant to the pooling and servicing agreement;

BOND SUMMARY

To Call

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	1.52	1.09	0.86	0.72	0.63	0.50
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	3.33	2.33	1.74	1.41	1.24	0.91

Class A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.54	3.83	2.90	2.27	1.86	1.39
First Pay (Years)	3.33	2.33	1.74	1.41	1.24	0.91
Last Pay (Years)	9.24	6.41	4.83	3.91	2.66	1.91

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	13.12	10.21	7.79	6.20	4.83	2.43
First Pay (Years)	9.24	6.41	4.83	3.91	2.66	1.91
Last Pay (Years)	14.74	12.91	9.91	7.91	6.49	2.99

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.34	8.61	6.55	5.31	4.72	4.55
First Pay (Years)	6.16	4.24	3.16	3.24	3.49	2.99
Last Pay (Years)	14.74	12.91	9.91	7.91	6.49	4.66

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.34	8.61	6.55	5.28	4.54	3.99
First Pay (Years)	6.16	4.24	3.16	3.16	3.24	3.49
Last Pay (Years)	14.74	12.91	9.91	7.91	6.49	4.66

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.34	8.61	6.55	5.26	4.48	3.72
First Pay (Years)	6.16	4.24	3.16	3.08	3.16	3.24
Last Pay (Years)	14.74	12.91	9.91	7.91	6.49	4.66

To Maturity

Class A-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	1.52	1.09	0.86	0.72	0.63	0.50
First Pay (Years)	0.08	0.08	0.08	0.08	0.08	0.08
Last Pay (Years)	3.33	2.33	1.74	1.41	1.24	0.91

Class A-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	5.54	3.83	2.90	2.27	1.86	1.39
First Pay (Years)	3.33	2.33	1.74	1.41	1.24	0.91
Last Pay (Years)	9.24	6.41	4.83	3.91	2.66	1.91

Class A-3	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	13.44	10.74	8.60	7.03	5.55	2.43
First Pay (Years)	9.24	6.42	4.83	3.91	2.66	1.91
Last Pay (Years)	21.74	18.66	15.16	14.74	14.24	2.99

Class M-1	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.51	8.92	7.11	5.85	5.17	5.81
First Pay (Years)	6.16	4.24	3.16	3.24	3.49	2.99
Last Pay (Years)	19.74	15.83	14.74	14.74	12.33	10.33

Class M-2	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.41	8.92	7.10	5.76	4.93	4.28
First Pay (Years)	6.16	4.24	3.16	3.16	3.24	3.49
Last Pay (Years)	17.58	14.74	14.74	13.24	10.91	7.91

Class B	50 PPC	75 PPC	100 PPC	125 PPC	150 PPC	200 PPC
Average Life	11.34	8.92	6.97	5.61	4.77	3.93
First Pay (Years)	6.16	4.24	3.16	3.08	3.16	3.24
Last Pay (Years)	14.74	14.74	14.16	11.42	9.42	6.74

Net Funds Caps

Period	50 PPC	100 PPC	150 PPC	200 PPC
1	11.66%	11.66%	11.66%	11.66%
2	11.66%	11.66%	11.66%	11.66%
3	11.66%	11.66%	11.66%	11.66%
4	11.66%	11.66%	11.66%	11.66%
5	11.66%	11.66%	11.67%	11.67%
6	11.66%	11.67%	11.67%	11.67%
7	11.67%	11.67%	11.67%	11.67%
8	11.67%	11.67%	11.67%	11.68%
9	11.67%	11.67%	11.67%	11.68%
10	11.67%	11.67%	11.68%	11.68%
11	11.67%	11.67%	11.68%	11.68%
12	11.67%	11.67%	11.68%	11.69%
13	11.67%	11.68%	11.68%	11.69%
14	11.67%	11.68%	11.68%	11.68%
15	11.67%	11.68%	11.69%	11.68%
16	11.67%	11.68%	11.69%	11.68%
17	11.67%	11.68%	11.69%	11.68%
18	11.67%	11.68%	11.68%	11.68%
19	11.67%	11.68%	11.68%	11.68%
20	11.67%	11.68%	11.68%	11.68%
21	11.67%	11.69%	11.68%	11.67%
22	11.67%	11.69%	11.68%	11.67%
23	11.68%	11.69%	11.68%	11.67%
24	11.68%	11.69%	11.68%	11.67%
25	11.68%	11.69%	11.68%	11.67%
26	11.68%	11.69%	11.68%	11.68%
27	11.68%	11.68%	11.68%	11.68%
28	11.68%	11.68%	11.68%	11.68%
29	11.68%	11.68%	11.67%	11.68%
30	11.68%	11.68%	11.67%	11.69%
31	11.68%	11.68%	11.67%	11.69%
32	11.68%	11.68%	11.67%	11.69%
33	11.68%	11.68%	11.67%	11.70%
34	11.68%	11.68%	11.67%	11.70%
35	11.68%	11.68%	11.68%	11.71%
36	11.68%	11.68%	11.68%	11.71%

This table was run assuming 30/360 day count basis.

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 09/01/02 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty-day delinquencies and sixty-day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	4,164		
Total Outstanding Loan Balance	$ 175,268,198.87		
Average Loan Current Balance	$42,091.31	$2,349.63	$400,000.00
Weighted Average Combined LTV	94.18%	11.49%	100.00%
Weighted Average Coupon	12.245%	7.000%	15.800%
Weighted Average FICO (Non-Zero)	680		
Weighted Average Age (Months)	4		
% Prepayment Penalties	49.08%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	1	39,267.79	0.02
	7.001 - 7.500	4	197,867.47	0.11
	7.501 - 8.000	30	1,316,020.67	0.75
	8.001 - 8.500	67	2,357,159.65	1.34
	8.501 - 9.000	143	6,044,334.10	3.45
	9.001 - 9.500	179	7,322,038.96	4.18
	9.501 - 10.000	239	10,606,288.95	6.05
	10.001 - 10.500	153	8,101,964.58	4.62
	10.501 - 11.000	260	12,169,561.48	6.94
	11.001 - 11.500	206	8,785,518.41	5.01
	11.501 - 12.000	435	15,924,530.87	9.09
	12.001 - 12.500	401	16,445,544.86	9.38
	12.501 - 13.000	476	19,043,953.64	10.87
	13.001 - 13.500	241	10,796,933.95	6.16
	13.501 - 14.000	1,074	44,192,067.89	25.21
	14.001 - 14.500	205	10,472,092.93	5.97
	14.501 - 15.000	40	1,111,026.17	0.63
	15.001 - 15.500	7	225,087.58	0.13
	15.501 - 16.000	3	116,938.92	0.07
	Total:			

Statistical Collateral Summary – Total Pool

All information on the Mortgage Loans is approximate and is based off of scheduled balances as of the 09/01/02 cutoff date. The final numbers will be found in the prospectus supplement. In the final pool, thirty day delinquencies and sixty day delinquencies will represent less than 1.50% and 0.50% of the Mortgage Loans, respectively.

		Min	Max
Total Number of Loans	4,164		
Total Outstanding Loan Balance	$ 175,268,198.87		
Average Loan Current Balance	$42,091.31	$2,349.63	$400,000.00
Weighted Average Combined LTV	94.18%	11.49%	100.00%
Weighted Average Coupon	12.245%	7.000%	15.800%
Weighted Average FICO (Non-Zero)	680		
Weighted Average Age (Months)	4		
% Prepayment Penalties	49.08%		
% Second Liens	100.00%		

		Loan Count	Balance	%
Current Rate	6.501 - 7.000	1	39,267.79	0.02
	7.001 - 7.500	4	197,867.47	0.11
	7.501 - 8.000	30	1,316,020.67	0.75
	8.001 - 8.500	67	2,357,159.65	1.34
	8.501 - 9.000	143	6,044,334.10	3.45
	9.001 - 9.500	179	7,322,038.96	4.18
	9.501 - 10.000	239	10,606,288.95	6.05
	10.001 - 10.500	153	8,101,964.58	4.62
	10.501 - 11.000	260	12,169,561.48	6.94
	11.001 - 11.500	206	8,785,518.41	5.01
	11.501 - 12.000	435	15,924,530.87	9.09
	12.001 - 12.500	401	16,445,544.86	9.38
	12.501 - 13.000	476	19,043,953.64	10.87
	13.001 - 13.500	241	10,796,933.95	6.16
	13.501 - 14.000	1,074	44,192,067.89	25.21
	14.001 - 14.500	205	10,472,092.93	5.97
	14.501 - 15.000	40	1,111,026.17	0.63
	15.001 - 15.500	7	225,087.58	0.13
	15.501 - 16.000	3	116,938.92	0.07
	Total:	**4,164**	**$175,268,198.87**	**100.00**

		Loan Count	Balance	%
FICO	551 - 575	6	44,779.77	0.03
	576 - 600	34	450,882.73	0.26
	601 - 625	221	8,470,570.85	4.83
	626 - 650	821	32,735,649.54	18.68
	651 - 675	1,138	48,933,621.73	27.92
	676 - 700	754	33,098,959.36	18.88
	701 - 725	586	25,369,084.83	14.47
	726 - 750	459	19,731,979.21	11.26
	751 - 775	95	4,120,117.38	2.35

(Continued on page 2)

FICO (*cont'd*)

	Loan Count	Balance	%
776 - 800	44	2,015,634.84	1.15
801 - 825	6	296,918.63	0.17
Total:	**4,164**	**$175,268,198.87**	**100.00**

Scheduled Balance

	Loan Count	Balance	%
0.01 - 25,000.00	1,331	23,468,238.47	13.39
25,000.01 - 50,000.00	1,758	63,517,399.56	36.24
50,000.01 - 75,000.00	723	44,088,681.53	25.15
75,000.01 - 100,000.00	206	18,141,017.83	10.35
100,000.01 - 125,000.00	56	6,342,708.58	3.62
125,000.01 - 150,000.00	27	3,775,754.88	2.15
150,000.01 - 175,000.00	14	2,278,646.86	1.30
175,000.01 - 200,000.00	7	1,334,598.38	0.76
200,000.01 - 225,000.00	10	2,139,570.76	1.22
225,000.01 - 250,000.00	8	1,939,481.94	1.11
250,000.01 - 275,000.00	2	525,216.54	0.30
275,000.01 - 300,000.00	6	1,754,346.84	1.00
325,000.01 - 350,000.00	6	2,074,810.88	1.18
350,000.01 - 375,000.00	2	723,591.17	0.41
375,000.01 - 400,000.00	8	3,164,134.65	1.81
Total:	4,164	$175,268,198.87	100.00

Combined LTV

	Loan Count	Balance	%
10.001 - 15.000	1	54,000.00	0.03
15.001 - 20.000	2	104,893.18	0.06
30.001 - 35.000	2	498,467.52	0.28
35.001 - 40.000	3	221,829.03	0.13
40.001 - 45.000	6	467,457.77	0.27
45.001 - 50.000	2	70,912.22	0.04
50.001 - 55.000	6	441,719.68	0.25
55.001 - 60.000	7	392,281.31	0.22
60.001 - 65.000	13	1,236,975.28	0.71
65.001 - 70.000	16	1,584,687.02	0.90
70.001 - 75.000	28	3,234,769.94	1.85
75.001 - 80.000	75	6,605,592.48	3.77
80.001 - 85.000	107	6,071,662.07	3.46
85.001 - 90.000	682	27,320,975.46	15.59
90.001 - 95.000	924	34,623,090.18	19.75
95.001 - 100.000	2,290	92,338,885.73	52.68
Total:	**4,164**	**$175,268,198.87**	**100.00**

Documentation Type		Loan Count	Balance	%
	Full	1,798	63,019,794.95	35.96
	No Doc (NINA)	362	19,483,173.73	11.12
	No Ratio	271	14,502,118.95	8.27
	Reduced (partial)	782	36,665,755.45	20.92
	Stated / Stated	951	41,597,355.79	23.73
	Total:	**4,164**	**$175,268,198.87**	**100.00**

Occupancy Status		Loan Count	Balance	%
	Investment	452	13,874,823.79	7.92
	Primary	3,684	159,955,509.20	91.26
	Secondary	28	1,437,865.88	0.82
	Total:	**4,164**	**$175,268,198.87**	**100.00**

State		Loan Count	Balance	%
	California	1,532	82,690,895.67	47.18
	New York	195	9,637,973.48	5.50
	Florida	239	6,944,691.75	3.96
	Washington	165	5,916,521.21	3.38
	New Jersey	134	5,653,233.85	3.23
	Virginia	135	5,272,119.03	3.01
	Colorado	124	5,081,389.59	2.90
	Georgia	127	4,801,830.47	2.74
	Massachusetts	102	4,793,427.81	2.73
	Arizona	152	4,469,324.70	2.55
	Maryland	99	3,925,957.41	2.24
	Nevada	90	3,898,449.97	2.22
	Texas	108	3,241,044.74	1.85
	Oregon	92	3,088,785.79	1.76
	Illinois	97	3,066,794.14	1.75
	Other	773	22,785,759.26	13.00
	Total:	**4,164**	**$175,268,198.87**	**100.00**

Purpose		Loan Count	Balance	%
	Construction/Permanent	1	80,000.00	0.05
	Purchase	3,196	126,957,473.39	72.44
	Refinance – Cashout	738	38,599,605.36	22.02
	Refinance - Rate Term	229	9,631,120.12	5.50
	Total:	**4,164**	**$175,268,198.87**	**100.00**

Product Type		Loan Count	Balance	%
	Fixed	4,164	175,268,198.87	100.00
	Total:	**4,164**	**$175,268,198.87**	**100.00**

Property Type

	Loan Count	Balance	%
2 Family	229	9,191,541.94	5.24
2-4 Family	93	4,643,816.10	2.65
3 Family	80	3,638,412.22	2.08
4 Family	95	4,397,391.41	2.51
Condo	167	5,565,426.69	3.18
Condo - High Rise >8 floors	4	241,782.26	0.14
Condo - Low Rise	86	3,273,537.42	1.87
Condo - Mid Rise 5-8 floors	3	300,019.56	0.17
Co-op	1	25,145.42	0.01
Deminimus PUD	9	389,639.57	0.22
FNMA Manufactured Housing	7	233,882.48	0.13
Manufactured Housing	1	19,000.00	0.01
PUD	423	19,909,538.88	11.36
Rowhouse	1	20,000.00	0.01
Single Family Attached	13	450,222.32	0.26
Single Family Detached	2,615	106,761,726.64	60.91
Single Family Residence	314	15,482,841.44	8.83
Townhouse	23	724,274.52	0.41
Total:	**4,164**	**$175,268,198.87**	**100.00**

Lien Position

	Loan Count	Balance	%
2	4,164	175,268,198.87	100.00
Total:	**4,164**	**$175,268,198.87**	**100.00**

HEMT 2002-3 A-2

Balance	$50,000,000.00	Delay	24	WAC	12.4601
Coupon	3.8075	Dated	9/1/2002	NET	11.9261
Settle	9/27/2002	First Payment	10/25/2002	WAM	173

Price	*50 PPC, Call (Y)*	*75 PPC, Call (Y)*	*100 PPC, Call (Y)*	*125 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield	Yield	Yield
99-16	3.8885	3.9086	3.9292	3.9538	3.9785	4.024
99-20	3.8628	3.8726	3.8828	3.8949	3.907	3.9294
99-24	3.837	3.8367	3.8364	3.836	3.8356	3.8349
99-28	3.8114	3.8009	3.7901	3.7773	3.7643	3.7406
100-00	3.7857	3.7651	3.7439	3.7186	3.6932	3.6465
100-04	3.7601	3.7294	3.6977	3.66	3.6221	3.5526
100-08	3.7346	3.6937	3.6517	3.6016	3.5512	3.4588
100-12	3.709	3.6581	3.6057	3.5432	3.4804	3.3652
100-16	3.6836	3.6226	3.5597	3.4849	3.4097	3.2717
WAL	5.54	3.84	2.91	2.26	1.85	1.39
Principal Window	Dec05 - Jul12	Dec04 - Aug09	Jun04 - Dec07	Feb04 - Nov06	Nov03 - Apr05	Aug03 - Aug04

HEMT 2002-3 B

Balance	$6,750,000.00	Delay	0	Index	LIBOR_1MO | 1.81	WAC	12.24508463
Coupon	4.36	Dated	9/27/2002	Mult / Margin	1 / 2.55	NET	11.711085
Settle	9/27/2002	First Payment	10/25/2002	Cap / Floor	999 / 0	WAM	198

Price	*50 PPC, Call (Y)* Disc Margin	*75 PPC, Call (Y)* Disc Margin	*100 PPC, Call (Y)* Disc Margin	*125 PPC, Call (Y)* Disc Margin	*150 PPC, Call (Y)* Disc Margin	*200 PPC, Call (Y)* Disc Margin
97-12	284.975	292.508	302.041	311.781	320.275	331.757
97-13	284.613	292.054	301.472	311.094	319.486	330.83
97-14	284.25	291.6	300.903	310.408	318.697	329.903
97-15	283.888	291.146	300.334	309.721	317.908	328.977
97-16	283.525	290.693	299.766	309.035	317.12	328.051
97-17	283.163	290.24	299.197	308.35	316.332	327.125
97-18	282.801	289.787	298.629	307.664	315.544	326.2
97-19	282.439	289.334	298.061	306.979	314.757	325.274
97-20	282.078	288.881	297.494	306.294	313.97	324.35
WAL	11.34	8.61	6.55	5.26	4.48	3.72
LIBOR_1MO	1.81	1.81	1.81	1.81	1.81	1.81

SEPT02_0822_1 - CF - 1 - A-11 - 125 PPC 5 CDR, 100% Sev

125 PPC
5 CDR, 100% Sev
LIBOR_1MO=1.81

Period	Date	Principal	Interest	Cash Flow	Balance	Princ Writedown	Accrued Interest	Interest Shortfall	Accum Interest Shortfall	Coupon
Total		59,000,000.00	1,116,617.41	60,116,617.41		0	1,116,617.41	0		
0	27-Sep-02	0	0	0	59,000,000.00	0	0	0	0	0
1	25-Oct-02	2,843,269.95	91,777.78	2,935,047.73	56,156,730.05	0	91,777.78	0	0	2
2	25-Nov-02	3,419,232.26	141,928.34	3,561,160.60	52,737,497.79	0	141,928.34	0	0	2.935
3	25-Dec-02	3,630,228.95	127,154.50	3,757,383.45	49,107,268.84	0	127,154.50	0	0	2.8933
4	25-Jan-03	3,815,811.81	119,652.66	3,935,464.47	45,291,457.02	0	119,652.66	0	0	2.8296
5	25-Feb-03	3,999,153.94	107,570.54	4,106,724.48	41,292,303.09	0	107,570.54	0	0	2.7581
6	25-Mar-03	4,190,096.68	87,136.16	4,277,232.84	37,102,206.41	0	87,136.16	0	0	2.7131
7	25-Apr-03	4,323,500.03	86,361.67	4,409,861.70	32,778,706.38	0	86,361.67	0	0	2.7031
8	25-May-03	4,466,886.77	74,521.02	4,541,407.80	28,311,819.61	0	74,521.02	0	0	2.7281
9	25-Jun-03	4,500,686.42	67,952.10	4,568,638.53	23,811,133.19	0	67,952.10	0	0	2.7872
10	25-Jul-03	4,371,282.77	57,154.66	4,428,437.43	19,439,850.41	0	57,154.66	0	0	2.8804
11	25-Aug-03	4,232,504.86	50,349.35	4,282,854.21	15,207,345.55	0	50,349.35	0	0	3.0077
12	25-Sep-03	4,102,795.46	41,506.59	4,144,302.05	11,104,550.09	0	41,506.59	0	0	3.1696
13	25-Oct-03	3,981,981.49	31,150.58	4,013,132.07	7,122,568.60	0	31,150.58	0	0	3.3663
14	25-Nov-03	3,853,500.32	22,019.86	3,875,520.18	3,269,068.27	0	22,019.86	0	0	3.5902
15	25-Dec-03	3,269,068.27	10,381.61	3,279,449.88	0	0	10,381.61	0	0	3.8109

HEMT 2002-3 A-3

Balance	$31,250,000.00	Delay	24	WAC	12.24508463
Coupon	5.3467	Dated	9/1/2002	NET	11.711085
Settle	9/27/2002	First Payment	10/25/2002	WAM	198

Price	*50 PPC, Call (Y)*	*100 PPC, Call (Y)*	*150 PPC, Call (Y)*	*200 PPC, Call (Y)*
	Yield	Yield	Yield	Yield
99-24	5.395	5.3893	5.3807	5.3586
99-26	5.3882	5.3792	5.3655	5.3305
99-28	5.3814	5.3691	5.3504	5.3024
99-30	5.3746	5.359	5.3352	5.2744
100-00	5.3678	5.3489	5.3201	5.2463
100-02	5.361	5.3388	5.305	5.2183
100-04	5.3542	5.3287	5.2899	5.1903
100-06	5.3474	5.3186	5.2748	5.1623
100-08	5.3406	5.3085	5.2597	5.1343
WAL	13.12	7.79	4.83	2.43
LIBOR_1MO	1.81	1.81	1.81	1.81